eyc 3/21/11

[redacted]

RECEIVED
2011 MAR -1 PM 4:13
SEC / TM

SECURITI 11017071 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Bastien (314) 515-5946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, Kevin Bastien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal Financial Officer

Title

MARY CONNOR
Notary Public - Notary Seal
State of Missouri
Commissioned for St Louis County
My Commission Expires: September 13, 2014
Commission Number: 10938793

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position Edward D. Jones & Co., L.P. and subsidiaries at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Partnership's management (the "Partnership"). Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this consolidated statement in accordance with auditing standards generally accepted in the United States of America, these standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 800 Market Street, St. Louis, MO 63101-2695
T: (314) 206 8500, F: (314) 206 8514, www.pwc.com/us

EDWARD D. JONES & CO., L.P.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

(Dollars in thousands)

ASSETS	
CASH AND CASH EQUIVALENTS	$ 80,012
CASH AND INVESTMENTS SEGREGATED UNDER FEDERAL REGULATIONS	3,614,163
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	926,209
RECEIVABLE FROM:	
Customers	2,318,306
Brokers, dealers and clearing organizations	239,520
Mutual funds, insurance companies and other	140,702
SECURITIES OWNED, AT FAIR VALUE:	
Government and agency obligations	15,624
Mutual funds	73,446
State and municipal obligations	60,350
Corporate bonds and notes	7,043
Certificates of deposit	1,772
Unit investment trusts	267
Equities	15,980
	174,482
EQUIPMENT, PROPERTY AND IMPROVEMENTS, NET	309,181
OTHER ASSETS	77,483
TOTAL ASSETS	$ 7,880,058

LIABILITIES AND PARTNERSHIP CAPITAL	
PAYABLE TO:	
Customers	$ 5,612,940
Brokers, dealers and clearing organizations	59,233
SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE	6,704
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	505,109
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	181,444
LONG-TERM DEBT	23,694
	6,389,124
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	203,700
PARTNERSHIP CAPITAL:	
Partners' capital	1,177,892
Partners' capital reserved for anticipated withdrawals	109,342
TOTAL PARTNERSHIP CAPITAL	1,287,234
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 7,880,058

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition

EDWARD D. JONES & CO., L.P.
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly-owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The results of the Partnership's subsidiary in Canada are included in the Partnership's Consolidated Statement of Financial Condition for the twelve months ended November 30, 2010 because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership is comprised of two registered broker-dealers primarily serving individual investors in the United States of America ("U.S.") and Canada. The Partnership primarily derives its revenues from the retail brokerage business through the sale of listed and unlisted securities, insurance products, investment banking and principal transactions and as a distributor of mutual fund shares, and revenue related to assets held by and account services provided to its customers. The Partnership conducts business throughout the U.S. and Canada with its customers, various brokers, dealers, clearing organizations, depositories and banks.

The Consolidated Statement of Financial Condition has been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the U.S. ("GAAP") which require the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The Partnership has evaluated subsequent events for recognition or disclosure through February 25, 2011, which was the date this Consolidated Statement of Financial Condition was available to be issued.

Transaction Risk – The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, the Partnership's Canadian broker-dealer may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in an attempt to mitigate the credit risk that exists with the deposits in excess of insured amounts.

Foreign Exchange – Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the end of the period.

Fair Value – Substantially all of the Partnership's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the "exit price"). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Upon the adoption of fair value guidance set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 825, *Financial Instruments*, the Partnership elected not to take the fair value option on all debt and liabilities subordinated to the claims of general creditors.

The Partnership's financial assets and liabilities recorded at fair value in the Consolidated Statements of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB ASC No. 820, *Fair Value Measurement and Disclosure*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities categorized as Level I generally are government and agency securities, equities listed in active markets, unit investment trusts and investments in publicly traded mutual funds with quoted market prices.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique (incorporates prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments.

The types of assets and liabilities categorized as Level II generally are certificates of deposit, municipal bonds, mortgage and asset backed securities and corporate debt.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2010. In addition, there were no transfers into or out of Levels I, II or III during this periods.

Due to the short-term nature of the Partnership's bank loans and the portion of liabilities subordinated to claims of general creditors maturing within one year, the fair value of these items is estimated at carrying value. The Partnership estimates the fair value of long-term debt and the portion of liabilities subordinated to claims of general creditors maturing beyond one year, based on the present value of future principal and interest payments associated with the debt, using current rates obtained from external lenders that are extended to organizations for debt of a similar nature as that of the Partnership.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations – Cash of $2,708,256 and investments of $905,907 as of December 31, 2010, were segregated in special reserve bank accounts for the benefit of U.S. customers under rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell – The Partnership participates in short-term resale agreements collateralized by U.S. government and agency securities. These transactions are reported as collateralized financing. The fair value of the underlying collateral as determined daily, plus accrued interest thereon must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. Resale agreements are carried at the amount at which the securities will be subsequently resold, as specified in the agreements. The Partnership considers these financing receivables to be of good credit quality and, in response, has not recorded a related allowance for credit loss due to the fact that these securities are fully collateralized and, as a result, the Partnership considers risk related to these securities to be minimal.

Securities Borrowing and Lending Activities – Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash or other collateral. Collateral for both securities borrowed and securities loaned is based on 102% of the fair value of the underlying securities loaned. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivable from and payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Collateral – The Partnership reports as assets, collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased – Securities owned and sold, not yet purchased, including inventory securities and investment securities, are recorded at fair value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements – Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to twelve years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. The Partnership's construction in progress assets, included in the building and improvements category, are reclassified into the appropriate asset category and begin depreciation at the time the assets are placed into service. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category. Long-lived assets are reviewed for impairment whenever events or

changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Lease Accounting – The Partnership enters into lease agreements for certain headquarters facilities as well as branch office locations. The associated lease expense is recognized on a straight-line basis over the minimum lease terms.

Income Taxes – Income taxes have not been provided for in the Consolidated Statement of Financial Condition since Edward Jones is organized as a partnership and each partner is liable for its own tax payments. Any subsidiaries' income tax provisions are insignificant. The Partnership did not have any significant uncertain tax positions as of December 31, 2010 and is not aware of any tax positions that will significantly change during the next twelve months. In addition, the Partnership has analyzed the open tax years ended 2007 through the current year and is not aware of significant examinations in progress.

Recently Issued Accounting Standards – In July 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-20, Receivables (Topic 855): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses ("ASU 2010-20"), to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. ASU 2010-20 was effective for interim and annual periods ending after December 15, 2010. The Partnership adopted ASU 2010-20 as of the effective date, which did not have a significant impact on the Partnership's Consolidated Statement of Financial Condition.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* ("ASU 2010-09"), amending ASC No. 855, Subsequent Events, to remove the requirement that an entity that is an SEC filer is required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective upon issuance of the ASU. Adoption of ASU 2010-09 did not have an impact on the Partnership's Consolidated Statement of Financial Condition.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures, to require new disclosures related to transfers into and out of Levels I, II and III of the fair value hierarchy and additional disclosures relating to Level III measurements. The guidance also clarifies existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the additional disclosure requirements related to Level III measurements which are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 did not have an impact on the Partnership's Consolidated Statement of Financial Condition. The additional disclosure requirements effective for periods beginning after December 15, 2010 are also not expected to have an impact on the Partnership's Consolidated Statement of Financial Condition.

RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers include margin balances and amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts. The Partnership considers these financing receivables to be of good credit quality and, in response, has not recorded a related allowance for credit loss due to the fact that these securities are fully collateralized by the related customer investments and, as a result, the Partnership considers risk related to these securities to be minimal.

RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2010 are as follows:

Receivable from retirement account trustee	$ 147,186
Receivable from money market funds	44,019
Receivable from clearing organizations	30,029
Securities failed to deliver	13,609
Other	4,677
Total receivable from brokers, dealers and clearing organizations	$ 239,520
Payable to clearing organizations	$ 24,592
Clearing organization credits	25,707
Securities failed to receive	8,559
Securities loaned	375
Total payable to brokers, dealers and clearing organizations	$ 59,233

The receivable from retirement account trustee represents deposits held with a trustee for the Partnership's Canadian customer's retirement account funds as required by Canadian regulations. Receivable from clearing organizations represents balances and deposits with clearing organizations. Securities failed to deliver/receive represent the contract value of securities which have not been received or delivered by settlement date.

RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

Receivable from mutual funds, insurance companies and other is primarily composed of amounts due to the Partnership for asset-based fees and fees for sub-transfer agent accounting services from mutual fund vendors and insurance companies.

FAIR VALUE

The following table sets forth the Partnership's financial instruments measured at fair value:

	Financial Assets at Fair Value as of December 31, 2010			
	Level I	Level II	Level III	Total
Securities purchased under agreements to resell	$ 926,209	$ -	$ -	$ 926,209
Investments segregated under federal regulations				
Certificates of deposit	$ -	$ 200,000	$ -	$ 200,000
U.S. Treasuries	705,907	-	-	705,907
Total investments segregated under federal regulations	$ 705,907	$ 200,000	$ -	$ 905,907
Securities owned:				
Inventory securities:				
Certificates of deposit	$ -	$ 1,772	$ -	$ 1,772
U.S. and Canadian government and U.S. agency obligations	474		-	474
State and municipal obligations	-	55,639	-	55,639
Corporate bonds and notes	-	6,441	-	6,441
Collateralized mortgage obligations	-	602	-	602
Equities	15,980	-	-	15,980
Unit investment trusts	267	-	-	267
Total inventory securities	$ 16,721	$ 64,454	$ -	$ 81,175
Investment securities:				
U.S. government and agency obligations held by U.S. broker-dealer	$ 11,974	$ -	$ -	$ 11,974
U.S. and Canadian government and U.S. agency obligations held by foreign broker-dealers	3,176	-	-	3,176
Municipal bonds	-	4,711	-	4,711
Mutual funds	73,446	-	-	73,446
Total investment securities	$ 88,596	$ 4,711	$ -	$ 93,307

	Financial Liabilities at Fair Value as of December 31, 2010			
	Level I	Level II	Level III	Total
Securities sold, not yet purchased:				
Certificates of deposit	$ -	$ 323	$ -	$ 323
U.S. and Canadian government and U.S. agency obligations	256	-	-	256
State and municipal obligations	-	506	-	506
Corporate bonds and notes	-	3,519	-	3,519
Collateralized mortgage obligations	-	74	-	74
Equities	1,927	-	-	1,927
Unit investment trusts	99	-	-	99
Total inventory securities	$ 2,282	$ 4,422	$ -	$ 6,704

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts outstanding was $5,000 at December 31, 2010. The average notional amount of futures contracts outstanding throughout the year ended December 31, 2010 was approximately $8,900. The underlying assets of these contracts are not reflected in the Partnership's Consolidated Statement of Financial Condition.

The following table shows the estimated fair values of long-term debt and liabilities subordinated to claims of general creditors as of December 31, 2010:

Long-term debt	$	23,836
Liabilities subordinated to claims of general creditors		210,422
Total	$	234,258

See Long-term Debt Note and Liabilities Subordinated to Claims of General Creditors Note for carrying values of long-term debt and liabilities subordinated to claims of general creditors, respectively.

EQUIPMENT, PROPERTY AND IMPROVEMENTS

Equipment, property and improvements as of December 31, 2010 are summarized as follows:

Equipment, furniture and fixtures	$	783,042
Buildings and improvements		422,962
Total equipment, property and improvements		1,206,004
Accumulated depreciation and amortization		(896,823)
Equipment, property and improvements, net	$	309,181

LINES OF CREDIT

The following table shows the composition of the Partnership's aggregate bank lines of credit in place as of December 31, 2010:

Uncommitted secured	$ 595,000
Uncommitted unsecured	50,000
Total	$ 645,000

The Partnership's uncommitted lines of credit are subject to change at the discretion of the banks and, therefore, due to credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future. During the second quarter of 2010, the Partnership's uncommitted lines of credit were reduced by $50,000 by banks participating in JFC's $320,000 committed, unsecured revolving line of credit. This decrease reduced the aggregated uncommitted bank lines of credit to $645,000.

Actual borrowing availability on the secured lines is based on customer margin securities and Partnership securities, which serve as collateral on loans. There were no amounts outstanding on the uncommitted lines of credit as of December 31, 2010. However, the Partnership had two overnight draws against uncommitted secured lines of credit during the year ended December 31, 2010 totaling $154,000.

LONG-TERM DEBT

Long-term debt as of December 31, 2010 is composed of the following:

Notes payable, collateralized by office equipment, floating rate of 3.15% in excess of one-month LIBOR, principal and interest due in monthly installments of $625, with a final installment on October 1, 2014	$ 23,694

Scheduled annual principal payments, as of December 31, 2010, are as follows:

Year	***Principal Payment***
2011	$ 6,875
2012	7,500
2013	7,215
2014	2,104
2015	-
Thereafter	-
	$ 23,694

In October 2009, the Partnership entered into a financing agreement with three banks to fund up to $30,000 for purchases of office equipment. The Partnership has borrowed the entire $30,000 under this agreement and repaid $6,306, resulting in $23,694 outstanding on the agreement as of December 31, 2010. The term of each borrowing is for a maximum of 48 months from the date of borrowing. As of December 31, 2010, Edward Jones was required, under this agreement, to maintain minimum partnership capital of $625,000. Edward Jones was in compliance with this covenant as of that date.

This note payable is collateralized by office equipment with a cost basis of $30,659 and a carrying value of $19,310 at December 31, 2010.

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors as of December 31, 2010 consist of:

Capital notes 7.33%, due in annual installments of $50,000 commencing on June 12, 2010 with a final installment on June 12, 2014	$ 200,000
Capital notes 7.79%, due in annual installments of $3,700 commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011	3,700
	$ 203,700

Required annual principal payments, as of December 31, 2010, are as follows:

Year	*Principal Payment*
2011	$ 53,700
2012	50,000
2013	50,000
2014	50,000
2015	-
Thereafter	-
	$ 203,700

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2010, Edward Jones was required, under the note agreements, to maintain minimum partnership capital of $400,000 and regulatory net capital of $161,585. Edward Jones was in compliance with all restrictions as of December 31, 2010.

The liabilities subordinated to claims of general creditors are subject to cash subordination agreements approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, are included in Edward Jones' computation of net capital under the SEC Uniform Net Capital Rule.

NET CAPITAL REQUIREMENTS

As a result of its activities as a broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("Exchange Act") and withdrawal rules of the FINRA Rule 4110. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The net capital rule also provides that partnership capital may not be withdrawn if resulting net capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

At December 31, 2010, Edward Jones' net capital of $725,230 was 33.7% of aggregate debit items and its net capital in excess of the minimum required was $682,140. Net capital after anticipated withdrawals, as a percentage of aggregate debit items, was 31.3%. Net capital and the related capital percentages may fluctuate on a daily basis.

At December 31, 2010, the Partnership's Canadian broker-dealer's regulatory risk adjusted capital of $47,242 was $37,731 in excess of the capital required to be held by the Investment Industry Regulatory Organization of Canada ("IIROC").

EMPLOYEE BENEFIT PLANS

The Partnership maintains qualified deferred compensation plans covering all eligible employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis.

COMMITMENTS

The Partnership leases a significant portion of its headquarters office space from EDJ Leasing Co., L.P. ("LEA"), under terms of non-cancelable triple net leases expiring through 2020.

Additionally, the Partnership leases headquarters and branch office space under several operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years.

The Partnership's non-cancelable lease commitments greater than one year as of December 31, 2010, are summarized below:

Year	*Lease Commitments*
2011	$ 155,096
2012	42,544
2013	26,181
2014	19,474
2015	15,677
Thereafter	66,566
	$ 325,538

CONTINGENCIES

In the normal course of business, the Partnership has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is also involved from time to time in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. In addition, the Partnership provides for potential losses that may arise related to other contingencies.

The Partnership assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Partnership will incur a potential loss and the amount of the loss is reasonably estimable, in accordance with FASB ASC No. 450, Contingencies ("ASC 450"), an accrued liability has been established. These reserves represent the Partnership's aggregate estimate of the potential loss contingency and are believed to be sufficient at this time. Such liability may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of

possible loss is $2.0 million to $33.0 million. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as the Partnership was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established reserves are adequate and the liabilities arising from such proceedings will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Partnership. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future consolidated operating results for a particular period or periods.

RELATED PARTIES

The Partnership leases a significant portion of its headquarters office space from LEA. See the Commitments Note for further details.

Edward Jones owns a 49.5% limited partnership interest in the investment advisor to the Edward Jones Money Market Fund. The Partnership does not have management responsibility with regard to the advisor.

Edward Jones leases approximately 10% of its branch office space from its financial advisors.

As of December 31, 2010, Edward Jones held brokerage accounts on behalf of certain of its affiliates and subsidiaries, which pay interest on a monthly basis.

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FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.

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EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND REPORT OF INDEPENDENT AUDITORS

AVAILABLE FOR PUBLIC INSPECTION